ITC Limited

Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

8th November, 2006

82-3470

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sir,

Communication to the Members under Section 302 of the Companies Act, 1956

We enclose, in terms of the Listing Agreement, three copies of the communication dated 30th October, 2006 to the Members of the Company under Section 302 of the Companies Act, 1956.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

dw 11/14

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

TO THE MEMBERS OF THE COMPANY

Disclosure under Section 302 of the Companies Act, 1956.

Abstract of variation in the terms of remuneration of the Wholetime Directors of the Company

The Board of Directors of the Company ('the Board') at its meeting held on 30th October, 2006 approved on the recommendation of the Compensation Committee, subject to the approval of the Members, modification in the terms of remuneration of the Wholetime Directors of the Company which with effect from 1st October, 2006 will be as follows:-

Wholetime Director	Consolidated Salary per month	Performance Bonus	Period
Mr. Y. C. Deveshwar (Chairman)	Rs. 20,00,000/-	Not exceeding 100% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.	For the residual period of his current term of appointment, and also for the period of his re-appointment from 5th February, 2007 as approved by the Members at the Annual General Meeting held on 21st July, 2006.
Mr. S. S. H. Rehman	Rs. 9,00,000/-	Not exceeding 85% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.	For the residual period of his current term of appointment.
Mr. A. Singh	Rs. 9,00,000/-		For the residual period of his current term of appointment, and also for the period of his re-appointment from 22nd March, 2007 as approved by the Members at the Annual General Meeting held on 21st July, 2006.
Mr. K. Vaidyanath	Rs. 7,75,000/-		For the residual period of his current term of appointment.

All other existing terms of remuneration of the Wholetime Directors, including perquisites, as approved by the Members, remain unchanged.

The respective Wholetime Directors are interested individually insofar as the same relates to variation in their remuneration.

Dated: 30th October, 2006.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary